UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Cambridge Heart, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

131910101
(CUSIP Number)

PAMELA S. KROP ST. JUDE MEDICAL, INC. GENERAL COUNSEL ONE LILLEHEI PLAZA ST. PAUL, MINNESOTA 55117 (651) 483-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.

1.	Names of reporting persons: St. Jude Medical, Inc. I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Minnesota

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 4,180,602
8.	Shared voting power: 0
9.	Sole dispositive power: 4,180,602
10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 4,180,602
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11): 6.1%
14.	Type of reporting person: CO

Item 1.     Security and Issuer:

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Shares”) of Cambridge Heart, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Oak Park Drive, Bedford, Massachusetts 01730.

Item 2.     Identity and Background:

This Statement is being filed by St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”).

St. Jude Medical and its subsidiaries develop, manufacture and distribute medical devices for the global cardiac rhythm management, atrial fibrillation, cardiac surgery, cardiology and neuromodulation therapy areas.

The address of the principal office of St. Jude Medical is One Lillehei Plaza, St. Paul, Minnesota 55117.

During the last five years, St. Jude Medical has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration:

The purchase of the Shares for an aggregate purchase price of $12,500,000 was funded through working capital of St. Jude Medical.

Item 4.     Purpose of Transaction:

All of the Shares acquired by St. Jude Medical were acquired for and are being held for investment purposes.

Item 5.     Interest in Securities of the Issuer:

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
St. Jude Medical, Inc.	4,180,602*	0	4,180,602*	6.1%

*  Consists entirely of Shares that St. Jude Medical has the right to acquire within 60 days upon conversion of the Series C Convertible Preferred Stock of the Issuer.

(c)          Except as set forth herein, St. Jude Medical has not effected any transactions in the Shares during the past 60 days.

(d)          Except as set forth herein, neither St. Jude Medical nor, to its knowledge, any other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e)          Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3, Item 4 and Item 5 is incorporated herein by this reference.

On March 21, 2007, St. Jude Medical and the Issuer entered into an agreement (the “Securities Purchase Agreement”) for the purchase by St. Jude Medical of $12.5 million of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”). Under the terms of the financing, St. Jude Medical purchased 5,000 shares of the Series C Preferred Stock at a price of $2,500 per share (the “Series C Original Issue Price”).

Each share of Series C Preferred Stock is convertible into a number of Shares equal to the Original Issue Price divided by the conversion price of the Series C Preferred Stock, which is initially $2.99. Each share of Series C Preferred Stock is currently convertible into approximately 836.12 Shares. The total number of Shares initially issuable upon conversion of the 5,000 shares of Series C Preferred Stock is approximately 4,180,602, or approximately 6.1% of the Issuer’s issued and outstanding Shares on an as converted basis.

The holders of the Series C Preferred Stock are entitled to receive cumulative cash dividends at the rate of eight percent (8%) of the Series C Original Issue Price per year (the “Series C Dividend”) on each outstanding share of Series C Preferred Stock, provided, however, that the Series C Dividend is only payable when, as and if declared by the Board of Directors of the Issuer. The Series C Dividend is payable prior and in preference to any declaration or payment of any dividend on the Shares or any other capital stock of the Issuer.

The conversion price of the Series C Preferred Stock is subject to adjustment in certain circumstances. If the Issuer issues shares of Common Stock in those circumstances on or before March 21, 2008 at a purchase price below the conversion price of the Series C Preferred Stock, the conversion price of the Series C Preferred Stock will be adjusted as set forth in the Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Issuer, dated as of March 21, 2007 (the “Certificate of Designation”).

In the event of a liquidation of the Issuer, the holders of Series C Preferred Stock are entitled to receive, prior to the payment of any amount to the holders of Shares or any other capital stock of the Issuer, an amount equal to the Series C Original Issue Price, plus declared but unpaid dividends on such shares.

During the term of a Co-Marketing Agreement entered into by St. Jude Medical and the Issuer on March 21, 2007, and provided that St. Jude Medical holds at least 50 percent of the shares purchased by it in the Series C Preferred Stock financing or issued upon conversion of the Series C Preferred Stock, St. Jude Medical has the right to designate one representative, which individual shall be reasonably acceptable to the Issuer, who, subject to certain limitations set forth in the Securities Purchase Agreement, shall be entitled to attend in a non-voting capacity, and receive board materials with respect to, meetings of the Issuer’s Board of Directors (excluding committee meetings and executive sessions).

Pursuant to the terms of a Registration Rights Agreement entered into by St. Jude Medical and the Issuer on March 21, 2007, the Issuer has agreed to use its best efforts to file with the Securities and Exchange Commission, no later than 60 days following March 21, 2007, a registration statement registering the resale of the Shares issuable upon conversion of the Series C Preferred Stock, to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the “Act”), no later than 120 days following March 21, 2007, and to keep the registration statement continuously effective until all of the Shares issuable upon conversion of the Series C Preferred Stock have been sold pursuant to the registration statement or may be sold without volume limitation restrictions pursuant to Rule 144(k) under the Act.

The Issuer has agreed to pay liquidated damages in the event that the Issuer defaults in its registration obligations. Liquidated damages will accrue monthly at a rate of 1.0% of the aggregate purchase price paid to the Issuer by the holders of Series C Preferred Stock or Shares issuable upon conversion of the Series C Preferred Stock, provided that the aggregate amount of such liquidated damages will not exceed $750,000.

The foregoing summary description of the terms of the purchase of the Series C Preferred Stock by St. Jude Medical is qualified in its entirety by reference to the Certificate of Designation, Securities Purchase Agreement and Registration Rights Agreement, copies of which are made exhibits to this Statement.

Item 7.     Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION
1

Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Issuer, dated as of March 21, 2007, is incorporated by reference from Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on March 27, 2007.

2

Securities Purchase Agreement, dated as of March 21, 2007, by and between the Issuer and St. Jude Medical, Inc., is incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 27, 2007.

3

Registration Rights Agreement, dated as of March 21, 2007, by and among the Issuer and St. Jude Medical, Inc., is incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 27, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 30, 2007.	ST. JUDE MEDICAL, INC.
	By:	/s/ Pamela S. Krop
Pamela S. Krop
Vice President, General Counsel and General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1

Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Issuer, dated as of March 21, 2007, is incorporated by reference from Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on March 27, 2007.

2

Securities Purchase Agreement, dated as of March 21, 2007, by and between the Issuer and St. Jude Medical, Inc., is incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 27, 2007.

3

Registration Rights Agreement, dated as of March 21, 2007, by and among the Issuer and St. Jude Medical, Inc., is incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 27, 2007.